UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-20-5 Kanda Misaki-cho, Chiyoda-ku
Tokyo, 101-0061, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Conference Materials

On October 20, 2023, Pixie Dust Technologies, Inc. (the “Company”) furnished the script of a press conference and the presentation used at such press conference, which was held by the Company on Wednesday, October 18, 2023, at 9:00 p.m. Eastern time. At the press conference, management discussed the Company’s recent Nasdaq listing and proprietary product developments.

The press conference script and presentation furnished in this report as Exhibits 99.1 and 99.2, respectively, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Script of a Press Conference held by the Company on October 18, 2023
99.2	Presentation of the Company, dated October 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pixie Dust Technologies, Inc.
Date: October 20, 2023
	By:	/s/ Yoichi Ochiai
		Name:	Yoichi Ochiai
		Title:	Chief Executive Officer

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